Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

7 April 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-015

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEE FOR WHOLLY-OWNED SUBSIDIARY

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● The guaranteed parties: Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三号租赁（天津）有限公司)(the “No. 3 SPV Company”) and Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司)(the “No. 4 SPV Company”)

● The total guarantee amount provided by China Southern Airlines Company Limited (the “Company”) for the No. 3 SPV Company shall not exceed US$89.84 million and the total guarantee amount for the No. 4 SPV Company shall not exceed US$16.8 million. As at the date of this announcement, the actual guarantee balances provided by the Company for the No. 3 SPV Company and the No. 4 SPV Company was nil;

● No provision of counter-guarantee;

● The overdue amount of loan guarantees provided by the Company and Xiamen Airlines Company Limited (a subsidiary of the Company, “Xiamen Airlines”) to self-sponsored trainee pilots with respect to their training fees are approximately RMB20.8 million.

I. SUMMARY OF THE AUTHORISED GUARANTEE

(I) Basic information of the guarantee

In order to reduce the cost of aircraft and engine leasing, the Company propose to convert 2 aircraft and 5 engines from operating lease mode to sublease mode of the SPV Company, and the No. 3 SPV Company will become the first lessee and sublease lessor for the 2 aircraft and the No. 4 SPV Company will become the first lessee and sublease lessor for the 5 engines. After the considered and approved by the Board, the Company provided guarantee for the No. 3 SPV Company and the No. 4 SPV Company, and the total guarantee amount shall not exceed US$89.84 million and US$16.8 million, respectively.

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(II) Consideration of the Board

According to the provisions of the Articles of Association of the Company (the “Articles of Association”), the Board passed the following resolutions by means of written resolution on 7 April 2017:

1. agreed to increase 2 aircraft to the SPV Company sublease mode, and agreed to treat the No. 3 SPV Company as the first lessee and sublease lessor of the 2 aircraft; the total guarantee amount provided by the Company for the No. 3 SPV Company shall not exceed US$89.84 million; 2. agreed to increase 5 engines to the SPV Company sublease mode, and agreed to treat the No. 4 SPV Company as the first lessee and sublease lessor of the 5 engines; the total guarantee amount provided by the Company for the No. 4 SPV Company shall not exceed US$16.8 million; 3. authorised the general manager of finance department of the Company to sign relevant legal and guarantee documents.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after due consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company law, Security Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

(1) Name: Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三号租赁（天津）有限公司)

Address: Room -2-2-136, No. 2 Building, Haifeng Logistic Park, No. 601 Luoyang Street, Dongjiang Free Trade Port, Tianjin Free Trade Zone

Legal representative: Yang Bin

Registered capital: RMB500,000

Business scope: leasing business, purchase of leased property in the PRC and from overseas, treatment and maintenance of residual value of leased property, Economic Consulting. (For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation).

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company.

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(2) Name: Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司)

Address: Rooms 217, 218 and 219, 2F, Integrated Service Building Office, Comprehensive Bonded Zone, Guangzhou Baiyun International Airport, west of the north exit of airport, Huadong town, Huadu District, Guangzhou

Legal representative: Yang Bin

Registered capital: RMB300,000

Business scope: leasing business (For detailed operating items, please login in Guangzhou Information Platform for the Commercial Subject for enquiry. For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation).

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company.

(II) The relationship between the guaranteed parties and the Company

The No. 3 SPV Company and the No. 4 SPV Company are special purpose vehicles established by the Company on 8 June 2016 and 28 November 2016, respectively. Both are wholly-owned subsidiaries of the Company.

The No. 3 SPV Company and the No. 4 SPV Company have not conducted operational business as at the date of this announcement.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(1) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三号租赁（天津）有限公司)

Warrantee: Avolon Aerospace (Ireland) AOE 67 Limited and Avolon Aerospace (Ireland) AOE 68 Limited

Form of guarantee: guarantee

Guarantee amount: US$44.04 million (the warrantee: Avolon Aerospace (Ireland) AOE 67 Limited); US$45.8 million (the warrantee: Avolon Aerospace (Ireland) AOE 68 Limited)

Term of guarantee: no fixed term, the guarantee will be valid continuously until the guaranteed obligations are settled irrevocably and unconditionally.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 3 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 3 SPV Company is unable to fulfill its whole or partial obligations.

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(2) Guarantor: China Southern Airlines Company Limited

The guarantee party: Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司)

Warrantee: SHANNON ENGINE SUPPORT LIMITED

Form of guarantee: guarantee

Guarantee amount: US$16.8 million

Term of guarantee: no fixed term, the guarantee will be valid continuously until the guaranteed obligations are settled irrevocably and unconditionally.

Main contents of the guarantee agreement: the Company provided guarantee for the No. 4 SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the No. 4 SPV Company is unable to fulfill its whole or partial obligations.

IV. OPINIONS OF THE BOARD

The Board has given due consideration in respect of the external guarantee to the No. 3 SPV Company and the No. 4 SPV Company by the Company, in light of the Company's production, operation and development needs, which is beneficial for reducing aircraft and engine lease cost, and is in line with the development of the Company as a whole. Important decisions and ordinary operations of the No. 3 SPV Company and the No. 4 SPV Company will be under absolute control of the Company as wholly-owned subsidiaries of the Company, as such material risk could be anticipated and effectively prevented.

The independent opinions from the independent Directors in respect of the above matters were as follows: 1. the Board approved that the Company shall provide external guarantee for the No. 3 SPV Company and the No. 4 SPV Company with an amount of no more than US$89.84 millionand US$16.8 million, respectively. The above guarantee will assist the Company in the development of its aircraft sublease business and engine sublease business, so as to lower aircraft and engine leasing cost, which is in the interest of the Company and its shareholders as a whole; 2. the No. 3 SPV Company and the No. 4 SPV Company, the guaranteed parties, are wholly-owned subsidiaries of the Company, thus the Company could effectively control and prevent security risk, therefore, thus will not damage the interests of the Company and all of its shareholders; 3. decisions in relation to the above guarantee matters are made by the Board in accordance with the listing rules where the Company is listed and in accordance with the provisions of the Articles of Association, being legal and valid.

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V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB357.464 million and RMB36.295 million, respectively, representing approximately 0.82% and 0.08% of the latest audited net assets, respectively. The external guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited(南航一号租赁（天津）有限公司) was US$49.31 million, representing approximately 0.79% of the latest audited net assets of the Company. The overdue amount of loan guarantees provided by the Company and Xiamen Airlines to self-sponsored trainee pilots with respect to their training fees are approximately RMB20.8 million.

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to the provision of external guarantee

3. Opinions from the Supervisory Committee in relation to the provision of external guarantee

Board of Directors of

China Southern Airlines Company Limited

7 April 2017

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